# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/23/2026
Amends the filing with accession number 0001829126-26-001810
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers Winston, Churchill San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 2,064,000; shared voting power 0; sole dispositive power 2,064,000; shared dispositive power 0; aggregate amount beneficially owned 2,064,000 (47.93% of the class)
  Comment: The number of shares of the Issuer's common stock, $0.01 par value per share (the "Shares") reflected under "Sole Dispositive Power" consists of 2,064,000 Shares that the Reporting Person may acquire upon the conversion of the Issuer's Series AA Convertible Non-Redeemable Preferred Stock, as described further in Item 6 below. The percentage reflected under "Percent of Class Represented by Amount in Row (11)" assumes the conversion of the 103,200 shares of Series AA Convertible Non-Redeemable Preferred Stock into 2,064,000 Shares and that the Purchasers (as defined below) have not exercised the Preferred Stock they acquired in the transactions contemplated by the March 2026 SPA (as defined below). Following such conversions, the Reporting Person's ownership will be approximately 1.82%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Following the completion of the transactions set forth in the March 2026 SPA (as defined below), the Reporting Person has resigned as co-Chief Executive Officer of the Issuer. The Reporting Person will remain a member of the Issuer's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon (i) 2,242,324 Shares outstanding as of March 16, 2026, as reported in the Issuer's 2025 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on March 17, 2026 and (ii) 2,064,000 Shares that the Reporting Person may acquire upon the conversion of the Issuer's Series AA Convertible Non-Redeemable Preferred Stock.

As of the close of business on March 23, 2026, the Reporting Person beneficially owned 2,064,000 Shares.

Percentage: Approximately 47.93%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 2,064,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,064,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 19, 2026, the Reporting Person entered into a securities purchase agreement (the "March 2026 SPA") with Yun Yao, an Australian citizen and an individual, as the lead investor ("Lead Purchaser"), and the purchasers party thereto (each a "Purchaser," and collectively with the Lead Purchaser, the "Purchasers"), pursuant to which the Reporting Person agreed to sell to the Purchasers (i) all 700,000 shares of Series AAA Preferred Stock (convertible into an aggregate of 105,000,000 shares of the Issuer's common stock) held by the Reporting Person and (ii) 196,800 shares of the Reporting Person's Series AA Preferred Stock (convertible into an aggregate of 3,936,000 shares of the Issuer's common stock), as well as all of the Reporting Person's rights, title and interest in the portion of the SPA dealing with the Series AA Preferred Stock and Series AAA Preferred Stock (collectively, the "Sold Assets"), for an aggregate purchase price of $11,200,000 (the "Purchase Price").

Following the closing of the transactions contemplated by the March 2026 SPA on March 23, 2026 (the "Closing Date"), the Reporting Person retains 103,200 shares of Series AA Preferred Stock, convertible into an aggregate of 2,064,000 shares of the Issuer's common stock. The Reporting Person's ownership percentages reflected in this Amendment No. 1 assume that the Purchasers have not exercised the Preferred Stock they acquired in the transactions contemplated by the March 2026 SPA. Following such conversions, the Reporting Person's ownership will be approximately 1.82%.

The Purchase Price was deposited by the Purchasers with Continental Stock Transfer and Trust Company, as escrow agent (the "Escrow Agent"), pursuant to an escrow agreement with a six-month term (subject to extension for any outstanding claims). The Purchase Price was disbursed to the Reporting Person on the Closing Date in an amount equal to the Purchase Price less (a) a holdback amount equal to five percent (5%) of the Purchase Price, to be released to the Reporting Person in accordance with the terms of the escrow agreement, and (b) any Excess Director Payments (as defined in the March 2026 SPA), if any.

In connection with the closing of the transactions contemplated by the March 2026 SPA, the Reporting Person resigned as co-Chief Executive Officer of the Issuer, while remaining a member of the Issuer's Board of Directors.

The March 2026 SPA contains customary representations, warranties and agreements of the parties, including with respect to ownership of the Sold Assets and the corporate status of the Issuer, as well as customary indemnification rights and other obligations of the parties. Furthermore, pursuant to the March 2026 SPA, the Purchasers have agreed to cause the Issuer to include the shares of common stock underlying the 103,200 shares of Series AA Preferred Stock being retained by the Reporting Person in a resale registration statement to be filed by the Issuer within thirty (30) days of the closing.

The foregoing description of the March 2026 SPA does not purport to be complete and is qualified in its entirety by reference to the March 2026 SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as described in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to the Issuer's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.2 Securities Purchase Agreement, dated as of March 19, 2026, by and among David Lazar and Yun Yao and certain purchasers party thereto.*

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (03/24/2026)